Caring Brands, Inc.

130 S Indian River Drive,

Suite 202 pbm# 1232,

Fort Pierce, FL 34950

(561) 896-7616

May 12, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549

Re:	Caring Brands, Inc.
Registration Statement on Form S-1
File No. 333-295571

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Thursday, May 14, 2026, or as soon thereafter as practicable.

Please contact Arthur Marcus, of Sichenzia Ross Ference Carmel LLP at (646) 810-0592, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CARING BRANDS, INC.

By:	/s/ Dr. Glynn Wilson
Dr. Glynn Wilson
Chief Executive Officer